UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

10 September 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

INTERNATIONAL PAPER COMPANY

File No. 1-3157 -- CF# 28368

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INTERNATIONAL PAPER COMPANY submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2012, as amended on August 14, 2012.

Based on representations by INTERNATIONAL PAPER COMPANY that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through January 9, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel